UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

892231-10-1

(CUSIP Number)

Gautam Ranji

Executive Vice President, Chief Financial Officer and Treasurer

Sphere Entertainment Co.

Two Pennsylvania Plaza

New York, NY 10121

(725) 258-0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS Sphere Entertainment Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS Sphere Entertainment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed jointly by (i) Sphere Entertainment Co., formerly Madison Square Garden Entertainment Corp., a Delaware corporation (“Sphere Entertainment”), and (ii) Sphere Entertainment Group, LLC, formerly MSG Entertainment Group, LLC, a Delaware limited liability company. Each of the entities described in clauses (i) and (ii) of the foregoing sentence may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons and MSG National Properties, LLC (“MSG National Properties”) on November 19, 2020, as amended and supplemented by the Amendment No. 1 filed on May 13, 2021, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2.

Item 1.	Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”). The principal executive office of the Issuer is located at One Manhattanville Road, Suite 202, Purchase, New York, 10577.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended and restated to read in its entirety as follows:

On August 16, 2016, Madison Square Garden Investments, LLC, a Delaware limited liability company (“MSG Investments”), then a wholly-owned subsidiary of Madison Square Garden Sports Corp., formerly The Madison Square Garden Company (“MSG Sports”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with GE Capital Equity Holdings, LLC, GE Business Financial Services Inc. and AN Capital Corporation (collectively, the “GE Parties”), pursuant to which MSG Investments purchased an aggregate of 3,208,139 shares of Class C Common Stock, par value $0.01 per share (“Class C Common Stock”), of the Issuer from the GE Parties for $7.20 per share, or an aggregate of $23.1 million in cash using cash on hand of MSG Sports that was contributed to MSG Investments. Upon consummation of the transaction, all of the shares of Class C Common Stock purchased by MSG Investments automatically converted into an equal number of shares of Class A Common Stock pursuant to the Issuer’s certificate of incorporation.

The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 2 to the Schedule 13D filed on November 19, 2020 and incorporated herein by reference.

On April 17, 2020, Sphere Entertainment became a standalone publicly traded company following its spin-off from MSG Sports. In connection with the spin-off, MSG Investments became an indirect wholly-owned subsidiary of Sphere Entertainment.

On November 9, 2020, MSG Investments assigned the 3,208,139 shares of Class A Common Stock of the Issuer owned by it to MSG National Properties, which was another indirect wholly-owned subsidiary of Sphere Entertainment, for no consideration.

On May 13, 2021, MSG National Properties converted 2,625,000 shares of Class A Common Stock into 2,625,000 shares of Class C Common Stock of the Issuer, thereby reducing its voting power to 4.8%, to ensure compliance with Federal Communications Commission (“FCC”) rules.

On April 20, 2023, Sphere Entertainment completed the spin-off of Madison Square Garden Entertainment Corp. (“MSGE”), including MSGE’s indirect wholly-owned subsidiary, MSG National Properties, and therefore, no longer owns any shares of the Issuer.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby amended and restated to read in its entirety as follows:

Item 3 of this Amendment No. 2 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a)

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of April 20, 2023, none of the Reporting Persons is the beneficial owner of any shares of Class A Common Stock or Class C Common Stock.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Class A Common Stock or Class C Common Stock as of April 20, 2023.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated herein by reference.

(c)

Except for the transaction described in Item 3 of this Schedule 13D, which is incorporated herein by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Class A Common Stock of the Issuer during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock covered by this statement on Schedule 13D.

(e)	On April 20, 2023, the Reporting Persons ceased to be beneficial owners of more than five percent of the Class A Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated April 21, 2023.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023

SPHERE ENTERTAINMENT CO.

By:	/s/ Gautam Ranji
	Name:	Gautam Ranji
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

SPHERE ENTERTAINMENT GROUP, LLC

By:	/s/ Gautam Ranji
	Name:	Gautam Ranji
	Title:	Executive Vice President, Chief Financial Officer and Treasurer